Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

QuiGig, Inc.
7505 Fannin St Suite 440
Houston, TX 77054
https://www.quigig.com/

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: QuiGig, Inc.
Address: 7505 Fannin St Suite 440, Houston, TX 77054
State of Incorporation: TX
Date Incorporated: November 06, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Shares when the company raises $2,000,000.00 in a qualified equity financing.
Maturity Date: January 31, 2020
Valuation Cap: $3,500,000.00
Discount Rate: 20.0%
Annual Interest Rate: 7.0%
Minimum Investment Amount (per investor): $150.00

Terms of the underlying Security

Underlying Security Name: Common Shares

Voting Rights:
The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders

Material Rights:

Dividend Rights All the holders of Common Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

QuiGig, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 7.7% instead of 7%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement

The Company and its Business

Company Overview

QuiGig revolutionizes the buying and selling of local and online services powered by a decentralized artificial intelligence enabled platform that ensures the best possible experience for providers and employers, ever. QuiGig exclusively accomplishes this with it's platform which: - Allows freelancers to benefit from their fast response to new job listings by receiving a token refund when they are one of the first three responses. - Allows freelancers to see the details of each job opportunity by paying small fees to ensure they bid strategically to win. - Allows a discrimination and gender free zone for freelancers by only sharing certification, education, experience, skill, and rating information for hiring. - Allows employers to get fast responses to their posts because freelancers benefit by being first. - Allows employers to benefit from lower bids because freelancers can buy access to view the lowest bid and can beat it by bidding lower. - Allows users to benefit from the data of their use of the platform by providing each user access to customized insights based on their interests to help them plan strategically for their growth. - Benefits platform service providers by rewarding them for marketing, developing, and customer service support to the platform.

Competitors and Industry

There are several marketplace platforms that mostly provide leads to service providers for a relatively costly fee. QuiGig is building a SaaS model solution that offers users various benefits and tools for their short and long term success, especially an affordable monthly subscription-based tool to connect to leads: Thumbtack lets customers fill out a form that sends to providers in hundreds of local and online services for them to post a bid for a high fee, Fiverr connects service buyers and sellers for online and remote services with a commission on sellers compensation and a small fee also from the buyer, UpWork similar to Fiverr, Angie's List more vetting for sellers with higher subscription and bidding fees, TaskRabbit charges 15% commission on seller and 7.5% from the buyer for some benefits for local services

Current Stage and Roadmap

We have launched the website and the iOS and Android Apps, generated over $41,000 in revenue within the first three months of product launch, have a 3 trademarks, filed to register a patent with USPTO (App# 62694993 about the method of producing content for our SEO marketing), have over 2200 users. Our roadmap includes developing a fully decentralized platform where all platform operations are handled by the platform providers, using blockchain as an incentivization mechanism to promote the platform's own circular growth, and providing users with a SaaS model solution to hire or find work. We have launched the alpha of our SEO lead generation hub, and are working for the beta version of the hub that would allow users produce SEO content, with the potential to create over 1 million monthly organic traffic from Google in 5 years, which can result in millions of users by then.

The Team

Officers and Directors

Name: Mir Emad Mousavi

Mir Emad Mousavi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and President
  Dates of Service: November 06, 2017 - Present
  Responsibilities: running the company

Other business experience in the past three years:

- **Employer:** Delivery Fleet Group Inc.
  Title: CFO/COO
  Dates of Service: November 01, 2015 - October 15, 2017
  Responsibilities: developing company strategy and product development as well as running the day to day operations and financials

Name: Saeid Nemati

Saeid Nemati's current primary role is with Caspian Industrial Services. Saeid Nemati currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and Director
  Dates of Service: November 14, 2017 - Present
  Responsibilities: Member of board of directors

Other business experience in the past three years:

- **Employer:** Caspian Industrial Services
  Title: CEO
  Dates of Service: June 01, 2014 - Present
  Responsibilities: CEO

Name: Fatemeh Nemati

Fatemeh Nemati's current primary role is with Self Employed. Fatemeh Nemati currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Secretary
  Dates of Service: November 14, 2017 - Present
  Responsibilities: Member of board of directors

Other business experience in the past three years:

- **Employer:** Self Employed
  Title: Private Investor
  Dates of Service: March 01, 2003 - Present
  Responsibilities: Private Investor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should consider all of the information provided to such potential investor regarding the company as well as the following risk factors, in addition to the other information listed in the company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the company.

Our business projections are only projections

There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 24 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible note, for future conversion to Common Shares, in the amount of up to $107,000 in this offering (with the possibility to increase the goal to $1m in close future), and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of additional dilution Also, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common share, debt, or preferred share financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred Share could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Share (which your convertible note may convert to). In addition, if we need to raise more equity capital from the sale of Common Share or convertible note, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material.

Minority Holder; Securities with Voting Rights

If your Convertible Promissory Notes converts to Common Share, then that Common share has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Until your Convertible Promissory Notes converts to Common share, you will not have any voting rights.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying Convertible Notes, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Convertible Notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. If a liquidation event, including a sale of our company, were to occur then first any debt of the Company will be paid out. If there is any cash remaining, then the Common Share holders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our product will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

QuiGig Inc was formed on 11/06/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. QuiGig Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, limited customers, and revenue. If you are investing in this company, it's because you think that the QuiGig Platform (web/smartphone app) is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 3 trademarks (Serial Numbers 87751427, 87833013, 87751417), 12 Internet domain names (quickgig.com, quickgigs.com, quickgig.net, quickgig.org, quigig.com, quigig.net, quigig.org, qugig.com, quigigs.com, quigigs.net, quigigs.org, gigsdonequick.com), has submitted a patent that is pending (Application Number: 62694993) and has trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicensees, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the SEC (Securities and Exchange Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Amazon AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon AWS could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our note holders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our note holders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mir Emad Mousavi	440,477	Common shares	56.52

The Company's Securities

The Company has authorized Convertible Promissory Notes , Common Shares, and Preferred Shares.

Convertible Promissory Notes

The security will convert into Common stock and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: January 31, 2021
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: 2,000,000

Material Rights

If the company is sold before the conversion of this type of securities to common shares, the noteholder individual or at the majority in interest of the noteholders have the option to elect repayment of the loan (principal amount + interest) or conversion to the company's common shares at the valuation cap or sales price, whichever is smaller before being paid from the sales amount according to their ownership of common shares. Convertible note holder may not transfer the ownership of the note to others before it is converted to common shares.

Common Shares

The amount of security authorized is 1,500,000 with a total of 779,333 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders

Material Rights

Dividend Rights All the holders of Common Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Preferred Shares

The amount of security authorized is 536,870,912 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Shares.

Material Rights

Dividends. After each full calendar year following issuance, the Board, aeits sole discretion, as determined by the Board's own assessment, may declare payment of a dividend on its outstanding Preferred Shares. Preferred Shares shall rank, with respect to the payment of dividends, senior to the Common Shares. Voting Rights. Except as required by law, Preferred Shares shall have no voting rights. Certain Restrictions. Each holder of Preferred Shares shall be a shareholder of the Company. Preferred Shares shall not be transferred without advance approval of the Board unless registered as securities pursuant to the requirements of the Securities Act of 1933. Liquidation, Dissolution, or Winding Up. Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, Prefer ed Shares shall rank, with respect to the distribution of assets, senior to the Common Shares. Calls and Redemptions. For each full calendar year following issuance, the Board at its sole discretion, as determined by the Board's own assessment, shall declare a policy for that year, and if perfom1ed that year, the number of shares, price to be paid and procedures for calls and redemptions of Preferred Shares. Reacquired Shares. Any Preferred Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Shares and may be re-issued subject to the conditions and restrictions on issuance set forth in the Articles and Bylaws, and as otherwise required by law.

What it means to be a minority holder

As an investor in Convertible Promissory Notes of the company, you will have no voting rights before your note is converted to common shares, and even after the conversion, you will have limited rights as minority holders in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an Initial Public Offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
3 months

Foreseeable major expenses based on projections:
Marketing

Future operational challenges:
QuiGig has is entering the market with a growing opportunity but also some major players that have established themselves on some service lines. We intend to include those service lines in our long term marketing but to overcome the challenge of competition we will prioritize service lines that currently have less competition and lower marketing costs.

Future challenges related to capital resources:
Like any early stage startup we need to create more traction to be able to attract major VC funding. This is why we are planning to focus on some service lines and geographic areas that according to Google data are less competitive and more available on the market. After successfully creating the traction we need in those areas, we will expand our operation to more service lines and seek more funding for faster growth.

Future milestones and events:
We expect to established our small business users in several services that we are prioratizing in Houston and Texas, with the goal to reach financial stability while working on SEO marketing on other service lines. We will seek new funding as our tractions are established and user engagements create an attractive investment opportunity for major VC funding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$9,788.22 The primary share holders will be able to bring additional funding as needed

to maintain operation but we may also consider business loans in the future.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We primarily plan to use the funds from this campaign for marketing the platform. The primary share holders will be able to fund the project further to maintain the operation, however for our aggressive marketing plans we will continue to seek new investment funding.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Because the product is already developed, we primarily need the funds to market it. That will be the primary place we will spend the funds from this campaign. The founder and other partners can continue fund the project for basic operation costs but not as needed for a more aggressive funding, which is the primary motivation for this fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
3 months, which will be enough for us to prepare and launch an STO as we have considered for this tokenized platform.

How long will you be able to operate the company if you raise your maximum funding goal?
With the current goal of $107,000 it will be 7 months, but we are considering increasing the funding goal to $1m after which we beleive the company will become cashflow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
more funding by founder and initial angel investors, business loans.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Mir Emad Mousavi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Payroll as a full time CEO
  Material Terms: Included a monthly salary of $6000 that inquried additional tax

and insurance payments as required by law or offered for medical benefits (total about $1000 per month additional cost). Emad also owns 333,333 common shares as part of his prevelages as the founder and CEO.

- **Name of Entity:** Saeid Nemati
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Saeid served as a part time director of the company and earned an income of about $2,250 per month for his service during 2018.
  Material Terms: Saeed was an independent contractor that did not receive any other benefits nor required QuiGig to pay any taxes for his payments.

Valuation

Valuation Cap: $3,500,000.00

Valuation Cap Details: We have a technology product for a very large market that is ready (web, iOS, Android), over 2200 users, generated over $40,000 in revenue within the first 6 months of our product launch. The primary basis for this calculation is our projections. We have used assumptions to estimate our revenue in 24 months. We believe the actual company valuation will be higher in 24 months, but considering the common industry practice, this valuation was suggested. Of course there is risk involved with any investment and we are just at the beginning of our revenue generation, but based on the customer acquisition costs and user growth, which is supported by our SEO marketing traction and projections, this is the number we propose.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  94.0%
  We will use this capital for operations as well as supporting our fundraising activities.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*

70.0%
We will use the funds to promote the platform and grow its userbase using ads or other promotional activities.

- *Working Capital*
15.0%
We will use the funds for payroll, platform maintenance expenses, and any other admin costs to maintain the company operations.

- *Research & Development*
9.0%
We will use funds to further develop the QuiGig platform and its effectiveness to users.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.quigig.com/ (Jan 31).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/quigig

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR QuiGig, Inc.

[See attached]

I, Dr. Mir Emad Mousavi, the CEO of QuiGig Inc., hereby certify that the financial statements of QuiGig Inc. and notes thereto for the periods ending December 31, 2017, and December 17, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0. By December 17, 2018, our net loss has been $- 126,544.41.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Friday Dec 17, 2018.

Dr. Mir Emad Mousavi
Chief Executive Officer

QuiGig, Inc

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

QuiGig, Inc
BALANCE SHEETS
Since Inception
(unaudited)

	JAN - DEC 2017	JAN 1 - DEC 17, 2018
▾ ASSETS		
▾ Current Assets		
▾ Bank Accounts		
Cash on hand	-69.93	7,487.93
Chase Checking 2100	15,364.82	2,300.29
Total Bank Accounts	**$15,294.89**	**$9,788.22**
Total Current Assets	**$15,294.89**	**$9,788.22**
▾ Fixed Assets		
Accumulated Depreciation	-5,071.40	-5,071.40
Fixed Asset Computers	5,071.40	5,759.68
Product Development	12,740.95	259,184.93
Total Fixed Assets	**$12,740.95**	**$259,873.21**
TOTAL ASSETS	**$28,035.84**	**$269,661.43**
▾ LIABILITIES AND EQUITY		
▾ Liabilities		
▾ Current Liabilities		
▾ Accounts Payable		
Accounts Payable (A/P)		27,502.00
Total Accounts Payable	**$0.00**	**$27,502.00**
Total Current Liabilities	**$0.00**	**$27,502.00**
Total Liabilities	**$0.00**	**$27,502.00**
▾ Equity		
Owner's Investment		120,000.00
▸ Paid-In Capital or Surplus	62,761.00	283,429.00
Retained Earnings		-34,725.16
Net Income	-34,725.16	-126,544.41
Total Equity	**$28,035.84**	**$242,159.43**
TOTAL LIABILITIES AND EQUITY	**$28,035.84**	**$269,661.43**

QuiGig, Inc
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

	JAN - DEC 2017	JAN 1 - DEC 17, 2018	TOTAL
Income			
Sales		41,740.55	$41,740.55
Total Income	**$0.00**	**$41,740.55**	**$41,740.55**
GROSS PROFIT	**$0.00**	**$41,740.55**	**$41,740.55**
Expenses			
Advertising & Marketing	25.00	46,764.55	$46,789.55
Bank Charges & Fees	14.64	1,509.35	$1,523.99
Car & Truck		129.59	$129.59
Communications	142.17	61.60	$203.77
Computer & Internet	2,313.26	19,249.74	$21,563.00
Contractors	15,260.00	62,128.78	$77,388.78
Domains Expense		4,300.00	$4,300.00
Insurance	171.98	-171.98	$0.00
Legal & Professional Services	696.91	37,341.99	$38,038.90
Meals & Entertainment	187.80	247.07	$434.87
Membership Fees		600.00	$600.00
Office Expenses		738.97	$738.97
Other Business Expenses	4,903.02	1,551.08	$6,454.10
Payroll Expenses	1,288.77	33,940.93	$35,229.70
Rent & Lease	3,300.00	10,970.23	$14,270.23
Taxes & Licenses	953.10	970.56	$1,923.66
Training	29.99	3,200.00	$3,229.99
Travel		3,331.84	$3,331.84
Utilities	367.12	1,420.66	$1,787.78
Total Expenses	**$29,653.76**	**$228,284.96**	**$257,938.72**
NET OPERATING INCOME	**$ -29,653.76**	**$ -186,544.41**	**$ -216,198.17**
Other Income			
Other Investment Income		60,000.00	$60,000.00
Total Other Income	**$0.00**	**$60,000.00**	**$60,000.00**
Other Expenses			
Depreciation Expense	5,071.40		$5,071.40
Total Other Expenses	**$5,071.40**	**$0.00**	**$5,071.40**
NET OTHER INCOME	**$ -5,071.40**	**$60,000.00**	**$54,928.60**
NET INCOME	**$ -34,725.16**	**$ -126,544.41**	**$ -161,269.57**


QuiGig, Inc
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)


	Common Share		Preferred Shares	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
December 17, 2018	779,333	$7,793.33	0	$395,635.67	$125,974.24	$269,661.43
December 31, 2017	396,094	$3,960.94	0	$58,800.06	$30,764.22	$28,035.84

QuiGig, Inc
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	JAN - DEC 2017	JAN 1 - DEC 17, 2018	TOTAL
▾ OPERATING ACTIVITIES			
Net Income	-34,725.16	-126,544.41	$ -161,269.57
▾ Adjustments to reconcile Net Incom...			$0.00
Accumulated Depreciation	5,071.40		$5,071.40
Accounts Payable (A/P)		27,502.00	$27,502.00
Total Adjustments to reconcile Net ...	5,071.40	27,502.00	$32,573.40
Net cash provided by operating activit...	$ -29,653.76	$ -99,042.41	$ -128,696.17
▾ INVESTING ACTIVITIES			
Fixed Asset Computers	-5,071.40	-688.28	$ -5,759.68
Product Development	-12,740.95	-246,443.98	$ -259,184.93
Net cash provided by investing activities	$ -17,812.35	$ -247,132.26	$ -264,944.61
▸ FINANCING ACTIVITIES	$62,761.00	$340,668.00	$403,429.00
NET CASH INCREASE FOR PERIOD	$15,294.89	$ -5,506.67	$9,788.22

NOTE 1 – NATURE OF OPERATIONS

QuiGig Inc. was formed on 11/06/2017 ("Inception") in the State of Texas. The financial statements of QuiGig Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, TX.

QuiGig Inc revolutionizes the buying and selling of freelance services powered by a decentralized artificial intelligence enabled platform to make the offering and hiring for services simple and affordable for everyone. QuiGig exclusively accomplishes this with it's platform which:

1. Allows freelancers to benefit from their fast response to new job listings by receiving a token refund when they are one of the first three responses.
2. Allows freelancers to see the details of each job opportunity by paying small fees to ensure they bid strategically to win.
3. Allows a discrimination and gender free zone for freelancers by only sharing certification, education, experience, skill, and rating related information.
4. Allows employers to get fast responses to their posts because freelancers benefit by being first.
5. Allows employers to benefit from lower bids because freelancers can buy access to view the lowest bid and can beat it by bidding lower.
6. Allows users benefit from the platform data on hundreds of service types by providing each user access to customized insights that help them plan strategically for their growth.
7. Benefits freelancers by a discrimination-free hiring process, where only professional information are displayed to customer for hiring.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from token sales and subscription plans and transaction fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no long term or short-term loans. Total company liabilities at this time include vendor payments for the total amount of $27,502.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers:
-   Short-term and long-term contractual obligations with the suppliers for future purchases
-   Capital expenditure commitment contracted but not yet incurred
-   Non-cancelable operating leases,
-   long term leases (>1 year) of property, land, facilities or equipment,
-   Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Shares

We have authorized the issuance of 1,500,000 shares of our common stock with par value of $0.01. As of 12/17/2018 the company has currently issued 779,333 shares of our Common Shares.

We have authorized the issuance of 536,870,912 shares of our preferred share with par value of $0.01. As of 12/17/2018 the company has issued 0 shares of our preferred share.

NOTE 6 – RELATED PARTY TRANSACTIONS

The founder and CEO of QuiGig has received a monthly compensation of $6,000 per month plus 333,333 of Common Shares for his service. He also received health benefits since 05/28/2018.

Marshall has received 6,000 common shares plus a monthly pay of $2,580 for his service to QuiGig.

Saeid Nemati received a monthly compensation of $2,250 for his service in support of company go to market and hiring strategy development during 2018.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after on December 17, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.



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0
Investors

$0.00
Raised of $10K - $107K goal

In Media

QuiGig Inc.
Your quickest way to find gigs.

● Small OPO   🏠 Houston, TX
🏷 Software & Services
⊘ Accepting International Investment



Overview   Team   Terms   Updates   Comments   **Share**

The Future of Freelancing

Introducing QuiGig

QuiGig is a global gig economy platform that helps people quickly hire or find work, and will use blockchain as an incentivization mechanism to enable its own circular economy to promote its own growth.

Despite the massive growth and activity, **the gig economy is broken**. Estimates show that there are 57 million Americans working under gig economy (Forbes article by McCue). According to Intuit, between 2016 and 2020, US gig economy workforce increases by 7% of total workforce, when you blow this out globally, **the gig economy is worth estimated at $3.7 Trillion** (SIA). However, the workforce has little respect, support, and stability, which is why most if not all platforms have a problem of workforce loyalty.

The Tech Tsunami is already here, yet many freelancers and small service companies have little technical expertise to manage their digital marketing, communication management, short and long term financial and business



management, short and long-term financial and business planning, market research, online training, online payment, and other business needs. To our knowledge, current service marketplace platforms only offer them a marketing solution, but Service providers need much more than what established platforms offer them and they need it at an affordable cost. **Gig economy workforce needs more customized tools and deserves more benefits from today's cutting-edge technology when current platforms are mostly focused to serve the employers.**

Technology is overwhelmingly increasing the competition for individual service providers through globalization and automation when it can empower them to be more successful. Finding new clients through digital marketing, using data-driven market insights for business planning, simple access to online training materials, communication with clients and team members, hiring other providers to build project teams, online payment management, all centralized through a smartphone app can be an all-in-one solution for people that otherwise need to constantly move from one tool to another, pay multiple fees, and struggle to manage their busy lives yet wonder if they can sustain their small or single-person business. **A SaaS model solution that provides all marketing, operation, financial, and business planning tools, in a single end-to-end web and mobile app allows service providers to live a much smoother and rewarding gig economy life.**

We aren't just creating another gig economy platform, **we are creating a solution for the service economy that brings peace of mind to the small business owners, local service providers, and freelancers, who otherwise struggle to manage their operation, marketing, financials, and business planning**. We know that the average freelancer and service provider needs cost-effective SEO marketing, the support of cutting-edge technologies like AI and machine learning to match with the right client, and easily run a small business when all the data and tools that they need is available and handy, but we also know such a solution needs to be cost-effective and rewarding. QuiGig's tokenized platform allows users buy the QuiGig token, Quig, through one of our subscription plans and use it on the platform to post gigs and bids, as well as use our simple financial, team, and client management tools. We provide them with warm leads, customized data insights, customized training materials, and ways to accumulate long-term benefits through token rewards. **QuiGig is a**



Computer generated image, final product may vary

The QuiGig platform consists of the online **QuiGig digital hub** and the **QuiGig app** (now available on Android and iOS) and various tools for running a one-person business. They will be able to see real-time market insights, personalized recommendations, quickly find new clients, hire other providers when they need them, chat and communicate with them, send an invoice, get paid, pay, receive tax documents, and more.

QuiGig is a also simple yet advanced solution for employers who need to hire a service provider quickly, with minimal hassle. **We will use AI to match hirees with employers and incentivize quick engagement of providers with each inquiry by Quig rewards.** That means QuiGig employer users benefit from our bidding tool by receiving quick responses and being able to connect to multiple local or remote service providers when they need them. The employers may just find QuiGig pages on the web, or they may use our app to hire providers on the go. They may find us when searching for some keyword or they may be introduced by our provider users who like to manage their relationship with them on the platform. The QuiGig Choice brand is a data-driven tag only offered to low-risk service provides as indicated by data. They will also see if the providers are certified and screened using the special tags associated with those credentials after we verify their such statuses. The verification process also can be completed by platform verified users who receive rewards in return to their contribution.

QuiGig is a breath of fresh air for both sides of the gig economy. We are actively designing tools to create the most valuable professional connection platform on the web - making us a one-stop for service providers and customers alike.

technology infrastructure that will use smart SEO, data analytics, blockchain technology for the short and long-term success of service providers who aren't tech nerds and don't need to understand these technologies to benefit from them. We believe that is almost everyone in the service market!

The most exciting part of QuiGig is that we will use blockchain and a decentralized operation model to allow platform users to contribute to the platform and receive in return short and long-term rewards. They can produce and share relevant SEO and training content, offer customer service support, platform software development, referrals, and other services to the platform and its users and receive token rewards in return. The accumulation of rewards for users creates more loyalty of users to the platform and offers them new ways to build long-term savings.



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Development Stage

We have launched our MVP, including the web, iOS, and Android (native) apps. The current product allows subscribing to the website, buying Quigs, posting gigs, posting bids, chat between users, hiring, paying, completing, and rating, the two parties. We also have enabled "Certified", "Screened", and "QuiGig Choice" tag options for service provided. We have pre-launched our SEO engine and have developed a roadmap to expand our SEO in various service lines and cities. Our Blockchain technology has not yet been developed. We are currently using a centralized database for token management and operations but we have identified the blockchain technology that we will use and are about to integrate our system with an existing private blockchain network. Our goal is to also use blockchain beyond token management, which is part of our technology roadmap for 2019 (more details can't be disclosed at this time).

The Offering

Convertible Promissory Notes

Note converts to Common Shares when the company raises $2,000,000 in a qualified equity financing.

Maturity Date:

$3,500,000 Valuation Cap

20% Discount Rate

7% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

We are offering a convertible note opportunity to investors, which will convert to Common Shares by Jan 31, 2021, or if the company raises $2m, with other terms as stated under campaign offering details. As an early stage startup, QuiGig's valuation mostly is based on industry and the market size, the team, company assets and development stage, and our revenue projections. QuiGig is a tech company offering a SaaS solution to a very large market using very scalable technologies, with our MVP (website, iOS and Android native apps) currently published and live. We have a great team where every key team member has several years (4 to 15) of successful relevant experience. We have over 2,200 users an have started to generate revenue. Considering all these factors and that we are raising a convertible note, we consider a pre-valuation cap of $3,500,000 to be fair. We have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Common Shares is arbitrary and merely reflects the opinion of the Company as to the value of the Common Shares.

What is a Convertible Note?

A convertible note offers you the right to receive Common Shares in the Company. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000 in qualified equity financing. The highest conversion price per security is set based on a $3,500,000 pre-Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Shares equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding shares of the Company as of immediately prior (on a fully diluted basis), subject to discount rate, if applicable.



These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Our History

I had the opportunity to interview with over 2,000 Uber drivers during my time in a B2B startup platform for local delivery service. I quickly noticed that most of them have something in common: they had other skills that some surpassed commercial driving pay, but they were stuck to driving because they didn't know how to market their skills and find clients in their own areas of talent. That's when I asked: why is that? Popular driving apps like Uber and Lyft have become popular in part because there weren't established solutions for people to provide that same style of work in other service lines. I found Thumbtack, Fiverr, and others, but quickly realized they are not cutting it for the average service provider or client, who are

not tech-nerds and just need a simple and cost-effective way to quickly find gigs. The current platforms don't offer the average gig economy users a quick, simple, affordable, and sustainable way to hire or find work. Then I asked myself:

"what will buying or selling services look like in ten years? And why not today?"

Emad Mousavi, Ph.D.
Founder and CEO

d.

Key Traction



- Over 2000 users signed up
- Over $40,000 in revenue since May 2018
- Web App launched and fully working
- iOS and Android mobile apps available to download
- Partnerships with IBM to increase technical development
- A patent is pending on our unique SEO content development process

The following graphs are autogenerated from real data of the platform. All dates refer to 2018 and numbers are accumulated from the beginning of the year.







600
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100
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Job Posted

35K
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0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Quigs Used

2.5K
2.0K
1.5K
1.0K

250
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Sign Up



Bid Posted

The Product



Computer generated image, final product may vary.



On the horizon, we will be implementing tech that transforms our platform from just a connection tool to a digital hub for freelance professionals and service providers. We are building features and unique processes into our platform that will make QuiGig a one-stop destination for providers where they will be able to get help, see market insights, get paid, and more.

QuiGig is a platform designed to fix the problems of the gig economy. We plan to do that by strategically implementing cutting-edge blockchain and machine learning and SEO technology to bring direct value to all users. First and foremost, we have built a no-frills connection tool between freelancers and customers that saves both parties time.







We plan to use blockchain technology as an incentivization mechanism for user contributions to the platform. This will include marketing (referrals), content creation, customer service, code development, and all the other contributions such that the platform can operate and grow using its own circular economy. We are currently using a centralized database for token management and operations but we have identified the blockchain technology that we will use and are about to integrate our system with an existing private blockchain network. Our goal is to also use blockchain beyond token management, which is part of our technology roadmap for 2019 (more details can't be disclosed at this time). This includes also our unique solution for a decentralized dispute management system. In other words, **we will use the blockchain technology not only for token management but also to operate a decentralized marketplace where users run the platform.**

Today, service providers who choose to work independently of a professional institution are forgoing savings and security when they lose access to their yearly salaries and 401k's. **We plan to institute multiple avenues for our users to regain their long-term saving and earning potential, primarily using blockchain technology.** QuiGig users will be able to use their experience learned to provide content, customer support to other users and market the platform through their personalized referral links and gain a monetary bonus directly from us.

 In addition to creating proprietary platform features, we plan to integrate our platform with other platforms and create partnerships that will both benefit the platform and its users. Our platform is already seamlessly integrated with Stripe and Coinbase, offering our users the ability to buy our token, Quigs, with a credit card or a cryptocurrency. We are working to integrate with more platforms that will allow us to grow faster and benefits better our users.

To facilitate professional team building, we are planning to offer a tool to add and manage team members and clients. In addition to our quick connection tool, we will be creating a simple process for members of QuiGig to share information, make connections, and hire each other. QuiGig will be a professional hub for all types of service providers, growing the gig economy through the exchange of information and services.

Today, service providers are left in the dark and unable to make data-driven decisions about their business. **Through internal data analysis and onsite machine learning implementation, QuiGig will feed the hunger for financial growth.** We plan to offer a fully functioning, real-time data suite specifically built to answer the most relevant gig economy questions.

The Market

The freelancing market is estimated at around $3.7 trillion globally (SIA). Currently, there are more than 57 million freelancers in the U.S. alone (Forbes), comprising of 34% of the overall workforce. By 2020, we could see the overall amount of freelancers rise to 43% of the overall workforce of the United States. (Intuit CEO Brad Smith, 2017)

Despite the current size and projected growth, the market is yet to offer them an end-to-end solution. QuiGig provides the gig economy workforce and employers a dashboard to successfully run their business. **The bottom line is this, the gig economy is growing quickly, but the tools that freelancers and service providers use do not meet their needs.** It's about time that technology provides them with a solution so they can live a less stressful and overwhelming professional life, as technology can offer them.

What Makes Our Team Special



Everybody who works on the current team was an entrepreneur before joining QuiGig. We all intimately understand the grit and ingenuity that it takes to live the freelancer lifestyle, but also know all of the hurdles in place for those who are interested. **We are in a unique position to appeal to freelancers using their language and solve their problems - because we have them too.** Plus, we have a strong knowledge base of cutting-edge technology that can bring new opportunities to millions if not billions of service providers.

Why Invest in QuiGig Now?



We have our technology and our team in place, so now it is time to tell the world and inspire and elevate the freelance community. We want to build the Gig Economy the Right Way. **Invest in QuiGig today!**

We strongly believe that the thriving state of the gig economy - combined with the proprietary methods by which we generate leads, secure bids and will provide everyone with a one-stop solution to build a freelancing or a local service career - makes QuiGig an outstanding prospect, especially considering that our product is ready and our cost is primarily for marketing an attractive SaaS solution with current users and generated revenue.

Nov 2017
QuiGig was born
Feb 2018
Beta Version of QuiGig website launched
May 2018
QuiGig Website hard-launched, iOS and Android alpha apps live
September 2018
SEO campaign Pre-Launched, Key Partnerships Secured
Validity Screening and IBM for screening and tech development. Stripe and Coinbase for payments.
November 2018
Native Android and iOS apps Launched
Dec 2018
Subscription Plans Launched, over 2200 users
Premium and Platinum memberships benefit users with better features for fixed monthly fees.
Q1 2019
Targeting Houston Market on Selected Services
Targeting Houston market for the first 50 Platinum members (ANTICIPATED).
Q2 2019
Expanding Marketing to Texas
Targeting Texas market for the first 500 Platinum members, implementing blockchain technology (ANTICIPATED)
Q4 2019
SEO Leads in more services in Houston, Dallas, Austin, San Antonio
Focusing on service lines to onboard the first 1,000 Platinum members (ANTICIPATED)
Q2 2020
$1m revenue, Expanding User base to 20 largest US metro areas
2,000 Platinum members (ANTICIPATED)
Q2 2021
Expanding User base to International Markets
10,000 Platinum members (ANTICIPATED)

In the Press









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Meet Our Team



Emad Mousavi

Founder, CEO, and President

I'm a data scientist by trade and obtained my PhD degree in Civil/Structural Engineering from Texas A&M University in 2013. I have near 12 years of professional experience in oil and gas, infrastructure, and IT industries. My academic and professional research primarily focus on data-driven decision making in complex systems, and spans a variety of relevant research topics. My work is well respected and has been cited in over 250 publications. My vision includes leveraging cutting-edge data analysis techniques to provide otherwise unknown insights to users of the QuiGig platform.





Marshall Hitipeuw
Content & Community Manager

I am a creative and data-driven content marketer who specializes in creating engaging web and social content for different audiences. I graduated at the top of my class at the University of Houston - Downtown and have 3 years experience in content and digital marketing. I help QuiGig with content production, branding, customer outreach, digital marketing, and more. I believe that we are building something that the world needs, and I am passionate about



Hossein Ghodsi
Product Manager & Data Scientist

I'm a Business Analyst and Technical Lead with 6 years of hands-on experience in executing enterprise-wide solutions by enabling dispersed teams for Fortune 500 firms. I help clients analyze their business needs and provide tailored, systematic and executable solutions to solve complex problems. I possess a strong track record of designing and developing products that are actively providing value and delivering bottom line profitability to QuiGig.



Anil Kumar
Technical Lead

For the past 7 years, I've been working with various organizations and entrepreneurs. I enjoy connecting with emerging entrepreneurs and I love their passion and dedication. My passion is support people to convert ideas into innovations. I believe that, for building any product the key is always resources and funds management. I bring expertise in core areas of business growth such as technical advisory, resource finding, strategic planning, fundraising and



Bahareh Navabzadeh
System Analyst

I have a Master's degree in Industrial Engineering, and one year of professional experience as a project engineer and two years of graduate experience in group work, and industrial problems solving. Studying in the industrial engineering which is a vast field and having experience in data analyzing and researching makes me a great fit for QuiGig.



...and I am passionate about getting it in front of as many people as possible.



...propriability to QuiGig.



...planning, fundraising and acceleration. This helps in proceeding with the right process in the right direction and provides more security.





Cliff Sarcona
SEO Specialist
I work with e-commerce business owners to simplify their marketing efforts online, positively impacting their revenue - and their lives. I know that getting consistent traffic to your website (that converts) is essential for any e-commerce business. Traffic and conversions are the core of every e-commerce business, and those are my superpowers. As an industry-leading, SEO consultant and certified digital marketer, I've dedicated my career to helping brands increase traffic, improve their design, and boost conversions on their website and I bring my expertise to QuiGig.





Tai Bonilla
Digital Marketing Director
Experienced Managing Director with a demonstrated history of working in the marketing and advertising industry. Skilled in Digital Marketing, Nonprofit Organizations, Event Management, Organizational Leadership, Fundraising, and Community Organizing. Strong business development professional with a Master of Theological Studies focused in Media Studies/Critical Theory and Analysis from Drew University.



Saeid Nemati
Chairmand and Director
I have over 20 years experience in project management, investing, and financial planning. Before I joined as a Director at QuiGig, I was the CEO of Caspian Industrial Services Ltd., where I brought experience and stability to the organization. I transitioned into a Director role at QuiGig, where I consult on major decision and bring my years of experience to the boardroom.





Fatemeh Nemati
Director and Secretary
I bring expertise in decision making a future financial planning to startups and investment projects, and have helped facilitate professional connections and partnerships with the growing QuiGig brand. I have been very successful in a number of industries such as oil and gas and the home industry. I have been a private investor for 15 years, and I bring my years of experience to QuiGig.



Offering Summary

Company	:	QuiGig, Inc.
Corporate Address	:	7505 Fannin St Suite 440, Houston, TX 77054
Offering Minimum	:	$10,000.00
Offering Maximum	:	$107,000.00
Minimum Investment Amount (per investor)	:	$150.00

Terms

Offering Type	:	Convertible Promissory Notes
Type of Equity Converted Into	:	Common Shares
Conversion Trigger	:	$2,000,000.00
Maturity Date	:	January 31, 2020
Valuation Cap	:	$3,500,000.00
Discount Rate	:	20.0%
Annual Interest Rate	:	7.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Shares in QuiGig, Inc.. The amount of Common Shares you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $3,500,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 7.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Shares equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

QuiGig, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 7.7% instead of 7%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $40,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Everybody needs to work.

Whether its accounting, coding, or plumbing, there are over 7 billion people worldwide offering thousands of services.

Imagine a world where all 7 billion of these people have the freedom to follow their professional dreams.

QuiGig is the platform that will fulfill those dreams.

Our reach will touch every industry.

Using Artificial Intellegence and Blockchain technology, every professional will have the transparency, security, and confidence to operate successfully in a new working world.

QuiGig is going to significantly disrupt the 1.4 trillion dollar gig economy.

In addition to creating the best way to hire and find work online we're introducing Quig. Our platform utility to dual leverage funds to implement machine learning and blockchain technology to decentralize this global professional ecosystem.

Quigigging is your future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Shares at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Common Shares of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Shares at a price per security equal to the quotient of $2,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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